

April 15, 2013

Via E-mail
Benjamin Leboe
Chief Financial Officer
Uranerz Energy Corporation
1701 East "E" Street, PO Box 50850
Casper, WY 82605-0850

> **Re: Uranerz Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Correspondence dated April 5, 2013**
> **File No. 001-32974**

Dear Mr. Leboe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures, page 54

1.   We reviewed your draft disclosures as part of your response to our prior comment 1. We note your management continues to conclude that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2012. Please tell us how your certifying officers have considered the effect of the material error identified and disclosed in Note 16 on the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of December 31, 2012 and why you believe such controls were effective as of that date.

Attestation Report of Independent Registered Public Accounting Firm, page 55

2.   We reviewed your draft disclosures as part of your response to our prior comment 1. We note your independent accountants have not updated their report on your internal control over financial reporting as of December 31, 2012. Please advise your independent accountants to provide us with their consideration of the effect of the material error disclosed in Note 16 on the effectiveness of your internal controls over financial reporting as of December 31, 2012.

Notes to the Consolidated Financial Statements, page F-8
Note 16. Restatement, page F-21

3.   We reviewed your draft disclosures as part of your response to our prior comment 1. We note your disclosure in Note 16 that you restated your financial statements because your "capitalization of certain additional expenditures was not fully in accordance with the U.S. Securities and Exchange Commission's Industry Guide 7." Please revise here, and in other locations as appropriate, to clarify that your capitalization of the facility and related costs did not comply with U.S. GAAP. These costs were incurred during the exploration stage when there wasn't sufficient evidence such costs could be recovered, therefore, such costs should have been expensed as incurred.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining